Mereo BioPharma Group plc

One Cavendish Place, 4th Floor

London, W1G 0QF United Kingdom

December 3, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mereo BioPharma Group plc

Registration Statement on Form S-3

Filed November 25, 2024

File No. 333- 283439

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Mereo BioPharma Group plc (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-283439) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on December 4, 2024 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to David S. Bakst of Mayer Brown LLP at (212) 506-2551 and that such effectiveness also be confirmed in writing.

Very truly yours,

Mereo BioPharma Group plc

By:	/s/ Denise Scots-Knight
Denise Scots-Knight
Chief Executive Officer

cc:	Christine Fox, Mereo BioPharma Group plc
Charles Sermon, Mereo BioPharma Group plc
David S. Bakst, Mayer Brown LLP